Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST
2009 FOURTH QUARTER AND YEAR END RESULTS
CONFERENCE CALL AND WEBCAST

Calgary, Alberta, Canada – January 27, 2010

Precision Drilling Trust ("Precision") intends to release its 2009 fourth quarter and year end results before the market opens on Friday, February 12, 2010 and has scheduled a conference call and webcast to begin promptly at 10:00 a.m. MT (12:00 Noon ET) on the same day.

The conference call dial in numbers are 1-866-223-7781 or 416-340-8018

A live webcast of the conference call will be accessible on Precision’s website at www.precisiondrilling.com by selecting “Investor Centre”, then “Webcasts”.  Shortly after the live webcast, an archived version will be available for approximately 30 days.

An archived recording of the conference call will also be available approximately one hour after the completion of the call until February 19, 2010 by dialing 1-800-408-3053 or 416-695-5800, passcode 5141527.

About Precision

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision is headquartered in Calgary, Alberta, Canada.  Precision is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information, please contact:

David Wehlmann, Executive Vice President, Investor Relations
Precision Drilling Corporation, Administrator of Precision Drilling Trust

403.716.4575
403.716.4755 (FAX)

4200, 150 – 6th Avenue S.W.
Calgary, Alberta, Canada  T2P 3Y7
Website:  www.precisiondrilling.com